UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021.

Commission File Number: 001-38524

Titan Medical Inc.

(Exact Name of Registrant as Specified in Charter)

155 University Avenue, Suite 750

Toronto, OntarioM5H 3B7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit 99.2 and Exhibit 99.3 on this Report on Form 6-K will be deemed to be incorporated by reference into the Registrant’s Form F-3 registration statements filed on July 30, 2019 and March 13, 2021 (File Nos. 333-232898 and 333-238830) and Form S-8 registration statements filed on February 12, 2019, July 20, 2020 and April 26, 2021 (File Nos. 333-229612, 333-240018 and 333-255497).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC. (Registrant)

Date: May 17, 2021	By:	/s/ Monique L. Delorme
	Name:	Monique L. Delorme
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated May 17, 2021
99.2	Interim Financial Statements – March 31, 2021
99.3	MD&A – March 31, 2021
99.4	Certification of interim filings - CEO
99.5	Certification of interim filings - CFO